[SKYLINE MEDICAL INC. LETTERHEAD]

December 9, 2015

VIA EDGAR AND FEDERAL EXPRESS

Mr. Kevin Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Skyline Medical Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed April 30, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2015
Filed November 13, 2015
File No. 001-36790

Dear Mr. Kuhar:

This letter responds on behalf of Skyline Medical Inc. (the “Company”) to your comment letter addressed to Joshua Kornberg dated December 2, 2015 with respect to the filing listed above. Included below is your comment and the corresponding response supplied by the Company:

Form 10-Q for the Quarterly Period Ended September 30, 2015

Exhibit 32.1

1.	We note that your certifications refer to the Form 10-Q for the quarter ended June 30, 2015. Please file an amendment to your Form 10-Q for the period ended September 30, 2015 that includes the entire filing, including Exhibit 31 certifications, together with corrected Exhibit 32 certifications that refer to the proper period.

The Company will file a Form 10-Q/A to provide an updated Exhibit 32 certification that refers to the quarter ended September 30, 2015, that is currently dated and refers to the Form 10-Q/A. The Exhibit 32 certification in the originally filed Form 10-Q for the quarter ended September 30, 2015 erroneously referred to the quarter ended June 30, 2015, when it should have referred to the quarter ended September 30, 2015.

In addition, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Kevin Kuhar

December 9, 2015

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any other questions or further comments about these responses, please contact the undersigned at (651) 389-4806.

Sincerely,

Bob Myers

Chief Financial Officer

cc:	Martin Rosenbaum, Maslon LLP
Brett Olsen, Olsen Thielen & Co., Ltd.